Exhibit 99.1

ABN 82 010 975 612

Level 18
101 Collins Street, Melbourne
Victoria 3000 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Change of Company Name – TBG Diagnostics Limited

Melbourne, Australia, 14 December 2015. Progen Pharmaceuticals Limited (the Company) (ASX: PGL, OTC: PGLA) is pleased to announce that the Company name has officially been changed to TBG Diagnostics Limited.

At the Company’s General Meeting held on 7 December 2015, shareholders approved a special resolution to change the name of the listed company to TBG Diagnostics Limited. The Australian Securities & Investments Commission accepted the Company’s application to change the company name on 11 December 2015.

The name change is now effective. It is expected that the Company’s ASX Code will change from PGL to TDL at the commencement of trading after the Company is reinstated to quotation by the ASX.

The Chairman of TBG Diagnostics Limited, Jitto Arulampalam, said: “The name will reflect more accurately the future operations and activities of the Company, which focuses on the global molecular diagnostic industry and the development, manufacture and marketing of nucleic acid test kits and associated services.”

The Company is continuing to work through the next stages of finalising re-compliance with Chapters 1 and 2 of the ASX Listing Rules, and hopes to provide an updated timetable to shareholders and the market later today as to when it expects to commence trading on the ASX.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.